Kayne Anderson Midstream/Energy Fund, Inc.

811 Main Street, 14th Floor

Houston, Texas 77002

(877) 657-3863

October 31, 2013

VIA EDGAR [CORRESPONDENCE FILING]

Mr. Edward P. Bartz

Staff Attorney

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kayne Anderson Midstream/Energy Fund, Inc.
Registration Statement on Form N-2
Pre-Effective Amendment No. 1
(File Nos. 333-188190 & 811–22467)

Dear Mr. Bartz:

Kayne Anderson Midstream/Energy Fund, Inc. (the “Fund”) hereby requests that the effective date of the above-referenced Pre-Effective Amendment No. 1 to the Fund’s Registration Statement on Form N-2 be accelerated so that it may become effective by 1:00 p.m., Washington, D.C. time, on Monday, November 4, 2013, or as soon thereafter as practicable.

The Fund acknowledges the following: (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Mr. Edward P. Bartz

October 31, 2013

Very truly yours,

Kayne Anderson Midstream/Energy Fund, Inc.

By:	/s/ Terry A. Hart
Terry A. Hart
Chief Financial Officer

cc:	Kevin S. McCarthy, Kayne Anderson Midstream/Energy Fund, Inc.
David J. Shladovsky, Esq., Kayne Anderson Midstream/Energy Fund, Inc.
David A. Hearth, Esq., Paul Hastings LLP
John F. Della Grotta, Esq., Paul Hastings LLP